Exhibit 99.1

Nexen Inc.

Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months ended June 30, 2012

Nexen Inc.

Unaudited Condensed Consolidated Statement of Income

For the Three and Six Months Ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions, except per-share amounts)	2012	2011	2012	2011
Revenues and Other Income
Net Sales	1,659	1,507	3,355	3,105
Marketing and Other Income (Note 8)	128	95	158	141
	1,787	1,602	3,513	3,246
Expenses
Operating	376	341	715	704
Depreciation, Depletion and Amortization	488	335	885	705
Transportation and Other	105	112	225	179
General and Administrative	115	76	241	181
Exploration	155	93	215	219
Finance (Note 5)	81	60	145	134
Loss on Debt Redemption and Repurchase	—	1	—	91
Gain from Dispositions (Note 10)	(45)	—	(45)	—
	1,275	1,018	2,381	2,213

Income from Continuing Operations before Provision for Income Taxes	512	584	1,132	1,033

Provision for (Recovery of) Income Taxes
Current	396	384	876	808
Deferred	7	(52)	(24)	73
	403	332	852	881

Net Income from Continuing Operations	109	252	280	152
Net Income from Discontinued Operations, Net of Tax	—	—	—	302
Net Income Attributable to Nexen Inc. Shareholders	109	252	280	454

Earnings Per Common Share from Continuing Operations ($/share) (Note 6)
Basic	0.20	0.48	0.52	0.29

Diluted	0.19	0.45	0.52	0.27

Earnings Per Common Share ($/share) (Note 6)
Basic	0.20	0.48	0.52	0.86

Diluted	0.19	0.45	0.52	0.84

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Unaudited Condensed Consolidated Balance Sheet

	June 30	December 31
(Cdn$ millions)	2012	2011
Assets
Current Assets
Cash and Cash Equivalents	1,255	845
Restricted Cash	102	45
Accounts Receivable	1,685	2,247
Derivative Contracts	155	119
Inventories and Supplies	283	320
Other	137	115
Total Current Assets	3,617	3,691

Non-Current Assets
Property, Plant and Equipment (Note 3)	16,030	15,571
Goodwill	292	291
Deferred Income Tax Assets	442	338
Derivative Contracts	5	25
Other Long-Term Assets	112	152
Total Assets	20,498	20,068

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	2,285	2,867
Income Taxes Payable	849	458
Derivative Contracts	105	103
Total Current Liabilities	3,239	3,428

Non-Current Liabilities
Long-Term Debt	4,391	4,383
Deferred Income Tax Liabilities	1,561	1,488
Asset Retirement Obligations	2,020	2,010
Derivative Contracts	5	24
Other Long-Term Liabilities	443	362

Equity (Note 6)
Share Capital
Common Shares	1,183	1,157
Preferred Shares	195	—
Retained Earnings	7,435	7,211
Cumulative Translation Adjustment	26	5
Total Equity	8,839	8,373
Total Liabilities and Equity	20,498	20,068

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.
Unaudited Condensed Consolidated Statement of Cash Flows
For the Three and Six Months Ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2012	2011	2012	2011
Operating Activities
Net Income from Continuing Operations	109	252	280	152
Net Income from Discontinued Operations	—	—	—	302
Charges and Credits to Income not Involving Cash (Note 9)	455	261	906	610
Exploration Expense	155	93	215	219
Changes in Non-Cash Working Capital (Note 9)	446	419	300	485
Other	(6)	(5)	(34)	(18)
	1,159	1,020	1,667	1,750

Financing Activities
Repayment of Long-Term Debt	—	(525)	—	(871)
Issue of Preferred Shares	—	—	195	—
Dividends Paid on Common Shares	(27)	(26)	(53)	(52)
Issue of Common Shares	8	8	26	31
Other	(4)	(6)	(6)	1
	(23)	(549)	162	(891)

Investing Activities
Capital Expenditures
Exploration, Evaluation and Development	(718)	(516)	(1,454)	(992)
Corporate and Other	(25)	(20)	(46)	(37)
Proceeds from Dispositions (Note 10)	46	12	53	474
Changes in Restricted Cash	(82)	(2)	(56)	(11)
Changes in Non-Cash Working Capital (Note 9)	23	31	65	115
Other	(4)	(23)	5	(75)
	(760)	(518)	(1,433)	(526)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	23	(15)	14	(26)

Increase (Decrease) in Cash and Cash Equivalents	399	(62)	410	307

Cash and Cash Equivalents – Beginning of Period	856	1,374	845	1,005

Cash and Cash Equivalents – End of Period [1]	1,255	1,312	1,255	1,312

1    Cash and cash equivalents at June 30, 2012 consists of cash of $319 million and short-term investments of $936 million (June 30, 2011 – cash of $218 million and short-term investments of $1,094 million).

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Unaudited Condensed Consolidated Statement of Changes in Equity

For the Three and Six Months Ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2012	2011	2012	2011

Share Capital
Common Shares, Beginning of Period	1,175	1,134	1,157	1,111
Issue of Common Shares	8	8	26	31
Common Shares, Balance at End of Period	1,183	1,142	1,183	1,142

Preferred Shares, Beginning of Period	195	—	—	—
Issue of Preferred Shares	—	—	195	—
Preferred Shares, Balance at End of Period	195	—	195	—

Retained Earnings, Beginning of Period	7,356	6,868	7,211	6,692
Net Income Attributable to Nexen Inc. Shareholders	109	252	280	454
Dividends on Common and Preferred Shares (Note 6)	(30)	(26)	(56)	(52)
Balance at End of Period	7,435	7,094	7,435	7,094

Cumulative Translation Adjustment, Beginning of Period	(8)	(48)	5	(37)
Currency Translation Adjustment	23	(7)	5	(18)
Realized Translation Adjustments [1]	11	—	16	—
Balance at End of Period	26	(55)	26	(55)

1    Net of income tax recovery for the three months ended June 30, 2012 of $5 million (2011 – net of income tax expense of $11 million) and net of income tax recovery for the six months ended June 30, 2012 of $7 million (2011 – net of income tax expense of $20 million).

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

For the Three and Six Months Ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2012	2011	2012	2011
Net Income Attributable to Nexen Inc. Shareholders	109	252	280	454
Other Comprehensive Income (Loss):
Currency Translation Adjustment
Net Translation Gains (Losses) of Foreign Operations	98	(35)	14	(139)
Net Translation Gains (Losses) on US$-Denominated Debt Hedging of Foreign Operations [1]	(75)	28	(9)	121
Total Currency Translation Adjustment	23	(7)	5	(18)
Total Comprehensive Income	132	245	285	436

1    Net of income tax recovery for the three months ended June 30, 2012 of $10 million (2011 – net of income tax expense of $4 million) and net of income tax recovery for the six months ended June 30, 2012 of $1 million (2011 – net of income tax expense of $17 million).

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Cdn$ millions, except as noted

1.                      BASIS OF PRESENTATION

Nexen Inc. (Nexen, we or our) is an independent, global energy company with operations in the UK North Sea, US Gulf of Mexico, offshore Nigeria, Canada, Yemen, Colombia and Poland. Nexen is incorporated and domiciled in Canada and our head office is located at 801—7th Avenue SW, Calgary, Alberta, Canada. Nexen’s shares are publicly traded on both the Toronto Stock Exchange and the New York Stock Exchange.

These Unaudited Condensed Consolidated Financial Statements for the three and six months ended June 30, 2012 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Specifically, they have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The Unaudited Condensed Consolidated Financial Statements do not include all of the information required for annual financial statements and should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS.

The Unaudited Condensed Consolidated Financial Statements were authorized for issue by Nexen’s Board of Directors on July 18, 2012.

2.                      ACCOUNTING POLICIES

The accounting policies we follow are described in Note 2 of the Audited Consolidated Financial Statements for the year ended December 31, 2011. There have been no changes to our accounting policies since December 31, 2011.

3.       PROPERTY, PLANT AND EQUIPMENT (PP&E)

Carrying amount of PP&E

	Exploration and Evaluation	Assets Under Construction	Producing Oil & Gas Properties	Corporate and Other	Total
Cost
As at December 31, 2011	2,206	2,347	19,832	837	25,222
Additions	390	335	729	46	1,500
Disposals/Derecognitions	(9)	—	(74)	(15)	(98)
Transfers [1]	—	(1,862)	1,862	—	—
Exploration Expense	(215)	—	—	—	(215)
Other	(17)	—	51	17	51
Effect of Changes in Exchange Rate	5	1	40	1	47
As at June 30, 2012	2,360	821	22,440	886	26,507

Accumulated Depreciation, Depletion & Amortization (DD&A)
As at December 31, 2011	368	—	8,860	423	9,651
DD&A	33	—	809	43	885
Disposals/Derecognitions	(8)	—	(74)	(12)	(94)
Other	—	—	(8)	17	9
Effect of Changes in Exchange Rate	—	—	26	—	26
As at June 30, 2012	393	—	9,613	471	10,477

Net Book Value
As at December 31, 2011	1,838	2,347	10,972	414	15,571
As at June 30, 2012	1,967	821	12,827	415	16,030

1    Includes PP&E costs related to our Usan development, offshore Nigeria which came on-stream February 2012.

Exploration and evaluation assets mainly comprise of unproved properties and capitalized exploration drilling costs. Assets under construction at June 30, 2012 primarily include our developments in the UK North Sea.

4.       LONG-TERM DEBT

During the three and six months ended June 30, 2012, we borrowed and repaid nil and $254 million on our term credit facilities, respectively. We recorded $85 million and $10 million, respectively, of unrealized foreign exchange losses on long-term debt in other comprehensive income.

We have undrawn, committed, unsecured term credit facilities of $3.8 billion, of which $700 million is available until 2014 and $3.1 billion is available until 2017. As at June 30, 2012, $232 million of our term credit facilities were utilized to support letters of credit (December 31, 2011—$367 million).

Nexen has undrawn, uncommitted, unsecured credit facilities of approximately $180 million. We utilized $21 million of these facilities to support outstanding letters of credit at June 30, 2012 (December 31, 2011—$17 million).

Nexen has uncommitted, unsecured credit facilities of approximately $214 million exclusively to support letters of credit. We utilized $3 million of these facilities to support outstanding letters of credit at June 30, 2012 (December 31, 2011—$4 million).

5.       FINANCE EXPENSE

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Interest on Long-Term Debt	73	74	148	158
Accretion Expense Related to Asset Retirement Obligations	13	12	26	23
Other Interest and Fees	7	3	12	10
Total	93	89	186	191
Less: Capitalized at 6.7% (2011 — 6.6%)	(12)	(29)	(41)	(57)
Total	81	60	145	134

Capitalized interest relates to and is included as part of the cost of our oil and gas properties. The capitalization rates are based on our weighted-average cost of borrowings.

6.       EQUITY

(a)                                  Common Shares

Authorized share capital consists of an unlimited number of common shares of no par value. At June 30, 2012, there were 529,335,905 common shares outstanding (December 31, 2011—527,892,635 common shares).

(b)                                  Preferred Shares

Authorized share capital consists of an unlimited number of Class A preferred shares of no par value, issuable in series. At June 30, 2012, there were 8,000,000 Cumulative Redeemable Class A Rate Reset Preferred Shares, Series 2 outstanding (December 31, 2011—nil).

(c)                                  Earnings Per Common Share (EPS)

We calculate basic EPS using net income attributable to Nexen Inc. shareholders, adjusted for preferred share dividends and divided by the weighted-average number of common shares outstanding. We calculate diluted EPS in the same manner as basic, except we adjust basic earnings for the potential conversion of the subordinated debentures and potential exercise of outstanding tandem options for shares, if dilutive. We use the weighted-average number of diluted common shares outstanding in the denominator of our diluted EPS calculation.

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2012	2011	2012	2011
Net Income Attributable to Nexen Inc. Shareholders	109	252	280	454
Preferred Share Dividends	(2)	—	(3)	—
Net Income Attributable to Nexen Inc. Shareholders, Basic	107	252	277	454
Potential Tandem Options Exercises	(7)	(14)	(3)	(9)
Potential Conversion of Subordinated Debentures	—	6	13	12
Net Income Attributable to Nexen Inc. Shareholders, Diluted	100	244	287	457

(millions of shares)
Weighted Average Number of Common Shares Outstanding, Basic	529	527	529	527
Common Shares Issuable Pursuant to Tandem Options	—	2	—	2
Common Shares Notionally Purchased from Proceeds of Tandem Options	—	(2)	—	(2)
Common Shares Issuable Pursuant to Potential Conversion of Subordinated Debentures	—	20	26	19
Weighted Average Number of Common Shares Outstanding, Diluted	529	547	555	546

In calculating the weighted-average number of diluted common shares outstanding and related earnings adjustments for the three and six months ended June 30, 2012, we excluded 14,910,152 and 14,879,437 tandem options, respectively (2011—15,068,347 and 15,210,923, respectively) because their exercise price was greater than the average common share market price in the quarter. During the three months ended June 30, 2012, the potential conversion of tandem options was the only dilutive instrument. During the six months ended June 30, 2012, and the three and six months ended June 30, 2011, the potential conversion of tandem options and subordinated debentures were the only dilutive instruments.

(d)                                  Dividends

We paid dividends of $0.05 and $0.10 per common share, for the three and six months ended June 30, 2012 ($0.05 and $0.10 per common share for the respective periods ended June 30, 2011). Dividends paid to holders of common shares have been designated as “eligible dividends” for Canadian tax purposes.

On July 18, 2012, the board of directors declared a quarterly dividend of $0.05 per common share, payable October 1, 2012 to the shareholders of record on September 10, 2012. Also, the board of directors declared a quarterly dividend of $0.3125 per preferred share, payable September 30, 2012 to the shareholders of record on September 10, 2012.

7.       COMMITMENTS, CONTINGENCIES AND GUARANTEES

As described in Note 19 to the 2011 Audited Consolidated Financial Statements, there are a number of lawsuits and claims pending, the ultimate results of which cannot be ascertained at this time. We record costs as they are incurred or become determinable. We believe that payments, if any, related to existing indemnities would not have a material adverse effect on our liquidity, financial condition or results of operations.

We assume various contractual obligations and commitments in the normal course of our operations. During the quarter, we entered into drilling rig commitments in the UK North Sea.

	2012	2013	2014	2015	2016	Thereafter
Drilling Rig Commitments	—	74	46	—	—	—

The commitments above are in addition to those included in Note 19 to the 2011 Audited Consolidated Financial Statements and Note 7 to the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2012.

8.       MARKETING AND OTHER INCOME

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Marketing Revenue, Net	110	51	175	102
Foreign Exchange Gains (Losses)	12	6	(4)	(16)
Change in Fair Value of Crude Oil Put Options	2	—	(34)	(7)
Insurance Proceeds	—	26	—	26
Other	4	12	21	36
Total	128	95	158	141

9.       CASH FLOWS

(a)           Charges and credits to income not involving cash

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Depreciation, Depletion and Amortization	488	335	885	705
Gain from Dispositions	(45)	—	(45)	—
Change in Fair Value of Crude Oil Put Options	(2)	—	34	7
Stock-Based Compensation	(2)	(29)	24	(2)
Foreign Exchange	(8)	(6)	8	17
Provision for (Recovery of) Deferred Income Taxes	7	(52)	(24)	73
Loss on Debt Redemption and Repurchase	—	1	—	91
Non-Cash Items Included in Discontinued Operations	—	—	—	(290)
Other	17	12	24	9
Total	455	261	906	610

(b)           Changes in non-cash working capital

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Accounts Receivable	348	240	513	(134)
Inventories and Supplies	47	163	40	184
Other Current Assets	(15)	(17)	(17)	(9)
Accounts Payable and Accrued Liabilities	(283)	(248)	(546)	169
Current Income Taxes Payable	372	312	375	390
Total	469	450	365	600

Relating to:
Operating Activities	446	419	300	485
Investing Activities	23	31	65	115
Total	469	450	365	600

(c)           Other cash flow information

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Interest Paid	58	66	148	130
Income Taxes Paid	17	69	497	460

10.    DISPOSITIONS

Asset Dispositions

Canadian Undeveloped Leases

During the quarter, we sold non-core leases in Canada for proceeds of $46 million and recognized a gain of $45 million.

11.    OPERATING SEGMENTS AND RELATED INFORMATION

Nexen has the following operating segments:

Conventional Oil and Gas: We explore for, develop and produce crude oil and natural gas from conventional sources around the world. Our operations are focused in the UK North Sea, North America (Canada and US) and other countries (offshore Nigeria, Colombia, Yemen and Poland).

Oil Sands: We develop and produce synthetic crude oil from the Athabasca oil sands in northern Alberta. We produce bitumen using in situ and mining technologies and upgrade it into synthetic crude oil before ultimate sale. Our in situ activities are comprised of our operations at Long Lake and future development phases. Our mining activities are conducted through our 7.23% ownership of the Syncrude Joint Venture.

Shale Gas: We explore for and produce unconventional gas from shale formations in northeast British Columbia. Production and results of operations are included within Conventional Oil and Gas until they become significant.

Corporate and Other includes energy marketing and unallocated items. The results of Canexus have been presented as discontinued operations.

The accounting policies of our operating segments are the same as those described in Note 2 of our Audited Consolidated Financial Statements for the year ended December 31, 2011. Net income (loss) of our operating segments excludes interest income, interest expense, income tax expense, unallocated corporate expenses and foreign exchange gains and losses. Identifiable assets are those used in the operations of the segments.

Segmented net income for the three months ended June 30, 2012

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1]		In Situ	Syncrude

Net Sales	1,028	88	217		173	145	8	1,659
Marketing and Other Income	3	—	—		—	1	124	128
	1,031	88	217		173	146	132	1,787

Less: Expenses
Operating	109	41	43		107	70	6	376
Depreciation, Depletion and Amortization	224	72	112		51	16	13	488
Transportation and Other	5	9	—		51	6	34	105
General and Administrative	3	22	9		11	—	70	115
Exploration	19	139	(3)[2]		—	—	—	155
Finance	6	4	1		—	2	68	81
Gain on Dispositions	—	(13)	—		(32)	—	—	(45)
Income (Loss) before Income Taxes	665	(186)	55		(15)	52	(59)	512
Less: Provision for Income Taxes								403	[3]
Net Income								109

Capital Expenditures	243	177	122	[4]	127	62	12	743

1    Includes results of operations in Nigeria, Yemen and Colombia.

2        Includes exploration activities primarily in Colombia and Poland, and recovery of previously expensed exploration costs in Norway.

3        Includes UK current tax expense of $380 million.

4        Includes capital expenditures in Nigeria of $91 million.

Segmented net income for the three months ended June 30, 2011

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1,2]		In Situ	Syncrude

Net Sales	764	134	229		188	181	11	1,507
Marketing and Other Income	1	30	3		—	1	60	95
	765	164	232		188	182	71	1,602

Less: Expenses
Operating	61	36	35		127	75	7	341
Depreciation, Depletion and Amortization	133	116	23		36	14	13	335
Transportation and Other	—	11	11		51	6	33	112
General and Administrative	2	19	8		2	—	45	76
Exploration	13	41	37	[3]	2	—	—	93
Finance	5	4	1		—	2	48	60
Loss on Debt Redemption	—	—	—		—	—	1	1
Income (Loss) before Income Taxes	551	(63)	117		(30)	85	(76)	584
Less: Provision for Income Taxes								332	[4]
Net Income								252

Capital Expenditures	104	123	171	[5]	91	27	14	530

1    Includes results of operations in Yemen and Colombia.

2    Includes Yemen Masila net sales of $169 million and net income before taxes of $78 million.

3    Includes exploration activities primarily in Norway, Colombia and Poland.

4    Includes UK current tax expense of $323 million.

5    Includes capital expenditures in Nigeria of $114 million.

Segmented net income for the six months ended June 30, 2012

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1]		In Situ	Syncrude

Net Sales	2,194	194	251		391	303	22	3,355
Marketing and Other Income	9	3	7		—	1	138	158
	2,203	197	258		391	304	160	3,513

Less: Expenses
Operating	213	85	52		221	131	13	715
Depreciation, Depletion and Amortization	470	138	118		100	32	27	885
Transportation and Other	5	16	—		128	12	64	225
General and Administrative	8	46	18		22	—	147	241
Exploration	30	177	8	[2]	—	—	—	215
Finance	12	8	1		1	4	119	145
Gain on Dispositions	—	(13)	—		(32)	—	—	(45)
Income (Loss) before Income Taxes	1,465	(260)	61		(49)	125	(210)	1,132
Less: Provision for Income Taxes								852	[3]
Net Income								280

Capital Expenditures	438	432	252	[4]	276	82	20	1,500

1    Includes results of operations in Nigeria, Yemen and Colombia.

2        Includes exploration activities primarily in Colombia and Poland, and recovery of previously expensed exploration costs in Norway.

3        Includes UK current tax expense of $856 million.

4        Includes capital expenditures in Nigeria of $187 million.

Segmented net income for the six months ended June 30, 2011

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1,2]		In Situ	Syncrude

Net Sales	1,726	267	414		303	370	25	3,105
Marketing and Other Income	17	32	7		—	1	84	141
	1,743	299	421		303	371	109	3,246

Less: Expenses
Operating	159	76	70		234	150	15	704
Depreciation, Depletion and Amortization	315	221	48		65	30	26	705
Transportation and Other	—	15	16		69	12	67	179
General and Administrative	(10)	52	23		13	—	103	181
Exploration	17	100	100	[3]	2	—	—	219
Finance	10	8	1		1	3	111	134
Loss on Debt Redemption	—	—	—		—	—	91	91
Income (Loss) before Income Taxes	1,252	(173)	163		(81)	176	(304)	1,033
Less: Provision for Income Taxes								881	[4]
Income from Continuing Operations								152
Add: Net Income from Discontinued Operations								302
Net Income								454

Capital Expenditures	178	242	317	[5]	220	46	26	1,029

1    Includes results of operations in Yemen and Colombia.

2    Includes Yemen Masila net sales of $315 million and net income before taxes of $135 million.

3    Includes exploration activities primarily in Norway, Colombia and Poland.

4    Includes UK current tax expense of $749 million.

5    Includes capital expenditures in Nigeria of $214 million.

Segmented assets as at June 30, 2012

	Conventional					Oil Sands			Corporate and Other		Total
	United Kingdom	North America		Other Countries		In Situ		Syncrude

Total Assets	5,073	3,516		2,295		6,027		1,436	2,151	[1]	20,498

Property, Plant and Equipment
Cost	7,519	7,502		2,814		6,191		1,811	670		26,507
Less: Accumulated DD&A	4,122	4,418		783		301		439	414		10,477
Net Book Value	3,397	3,084	[2]	2,031	[3]	5,890	[4]	1,372	256		16,030

1    Includes cash of $667 million, and Energy Marketing accounts receivable, current derivative assets and inventory of $935 million.

2    Includes net book value of $1,495 million associated with our Canadian shale gas operations.

3    Includes net book value of $1,896 million related to our Usan development, offshore Nigeria.

4    Includes net book value of $5,162 million for Long Lake Phase 1 and $728 million for future phases of our in situ oil sands projects.

Segmented assets as at December 31, 2011

	Conventional					Oil Sands			Corporate and Other		Total
	United Kingdom	North America		Other Countries		In Situ		Syncrude

Total Assets	4,817	3,403		2,138		5,881		1,423	2,406	[1]	20,068

Property, Plant and Equipment
Cost	7,103	7,256		2,566		5,915		1,733	649		25,222
Less: Accumulated DD&A	3,707	4,299		648		205		411	381		9,651
Net Book Value	3,396	2,957	[2]	1,918	[3]	5,710	[4]	1,322	268		15,571

1    Includes cash of $453 million, and Energy Marketing accounts receivable, current derivative assets and inventory of $1,449 million.

2    Includes net book value of $1,293 million associated with our Canadian shale gas operations.

3    Includes net book value of $1,821 million related to our Usan development, offshore Nigeria.

4    Includes net book value of $5,050 million for Long Lake Phase 1 and $660 million for future phases of our in situ oil sands projects.